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SECURITI  N

05041630

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51816

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SG LONG & COMPANY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 W. FRONT ST., SUITE 302
(No. and Street)

MISSOULA (City) MT (State) 59802 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY STEVENS (406) 721-0999
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ELMORE & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

3819 STEPHENS AVE. (Address) MISSOULA (City) MT (State) 59801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


PROCESSED
SEP 28 2005
THOMSON

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARY C. STEVENS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SG LONG & COMPANY, as of JUNE 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Mary C Stevens
Signature

FINANCIAL OPERATIONS PRINCIPAL
Title

Kim J Smith
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF Montana

COUNTY OF Missoula

SIGNED AND SWORN TO (OR AFFIRMED) BEFORE ME ON Aug. 4, 2005 BY Mary C. Stevens.

Kim J Smith
NOTARY PUBLIC

(SEAL)

RESIDING AT Missoula, Mt

MY COMMISSION EXPIRES: Aug. 16, 2006

S. G. LONG & COMPANY

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

June 30, 2005

(With Independent Auditors' Report Thereon)

This report contains 18 pages.

S. G. LONG & COMPANY

TABLE OF CONTENTS



ELMORE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

Board of Directors and Stockholders
S. G. Long & Company
Missoula, Montana

Independent Auditors' Report

We have audited the accompanying statement of financial condition of S. G. Long & Company as of June 30, 2005, and the related statements of income, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S. G. Long & Company at June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elmore & Associates, P.C.

Certified Public Accountants
July 28, 2005

3819 Stephens ◦ P.O. Box 2368 ◦ Missoula, MT 59806 - 2368 ◦ (406)721-7800 ◦ Fax (406)721-4155 ◦ 1-800-622-7351
e-mail: mail@elmore-cpa.com ◦ http://www.elmore-cpa.com

S. G. LONG & COMPANY

Statement of Financial Condition
June 30, 2005

ASSETS

Cash and Cash Equivalents	$ 20,266
Receivables	
Clearing organizations	72,915
Other	7,508
Investments	134,689
Prepaid Expenses and Other	16,224
Total current assets	251,602
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $31,684	44,908
Deposits	50,000
Total assets	$ 346,510

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable	$ 7,350
Accrued Expenses	85,875
Total current liabilities	93,225
Stockholders' Equity	
Common stock (no stated value, 50,000 shares authorized, 46,202 issued)	166,215
Retained earnings	106,331
	272,546
Less treasury stock at cost (3,835 shares)	(19,261)
Total stockholders' equity	253,285
Total liabilities and stockholders' equity	$ 346,510

The accompanying notes are an integral part of these financial statements.

S. G. LONG & COMPANY

Statement of Income
For the Year Ended June 30, 2005

Revenues	
Commissions and trails	$ 810,619
Managed accounts fees	283,830
Outside fees	408,743
	1,503,192
Expenses	
Commissions and trails payouts	523,953
Managed and outside fees payouts	481,472
Broker expenses and charges	102,555
Board of directors fees	3,750
Office salaries	132,224
Rent	56,763
Depreciation and amortization	9,075
Advertising	6,295
Taxes and licenses	13,736
Professional fees	17,157
Cleaning	3,406
Dues and subscriptions	6,854
Office supplies and postage	14,652
Computer and stock quotes	11,346
Miscellaneous	6,294
Insurance	14,220
Travel and entertainment	8,471
Employee benefits	18,510
Contributions	1,200
Training	7,969
Telephone	13,414
Utilities	5,502
Payroll taxes	46,256
Retirement plan	33,475
	1,538,549
Loss from operations	(35,357)
Other Income	38,801
Income before income taxes	3,444
Income Tax Expense - Current	(1,361)
Net Income	$ 2,083

The accompanying notes are an integral part of these financial statements.

S. G. LONG & COMPANY

Statement of Stockholders' Equity
For the Year Ended June 30, 2005

	Common Stock		Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Earnings	Equity
Balance, June 30, 2004	46,202	$ 166,215	4,835	$ (24,581)	$ 104,248	$ 245,882
Sale of treasury shares	-	-	(1,000)	5,320	-	5,320
Net income	-	-	-	-	2,083	2,083
Balance, June 30, 2005	46,202	$ 166,215	3,835	$ (19,261)	$ 106,331	$ 253,285

The accompanying notes are an integral part of these financial statements.

S. G. LONG & COMPANY

Statement of Cash Flows
For the Year Ended June 30, 2005

Cash Flows From Operating Activities	
Net Income	$ 2,083
Adjustments to reconcile net income to net cash used in operations:	
Depreciation and amortization	9,075
Changes in operating assets and liabilities:	
Receivables	(5,041)
Prepaid expenses	606
Accounts payable and accrued expenses	(9,851)
Total adjustments	(5,211)
Net cash used in operating activities	(3,128)
Cash Flows From Investing Activities	
Purchase of investments	12,655
Acquisition of furniture and equipment	(21,000)
Net cash used in investing activities	(8,345)
Cash Flows From Financing Activities	
Sale of treasury stock	5,320
Net cash provided by financing activities	5,320
Net decrease in cash and cash equivalents	(6,153)
Cash and Cash Equivalents	
Beginning of year	26,419
End of year	$ 20,266

Supplemental Disclosures

Cash from income tax refunds	$ 2,427

The accompanying notes are an integral part of these financial statements.

S. G. LONG & COMPANY

Notes to Financial Statements
June 30, 2005

Note 1 - Summary of Significant Accounting Policies

Operations – S. G. Long & Company is an independent brokerage firm operating in Missoula, Montana, with representatives registered in various states. The Company operates as an introducing broker and also is a registered investment advisor. The Company is registered as an insurance agency in the state of Montana for sales of life insurance and annuity products.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Receivables – Receivables consist primarily of amounts due from the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Investments – Marketable securities are valued at fair value. The resulting difference between cost and market is reflected in the current period income or loss.

Revenue Recognition – Commission income is recorded on a settlement date basis, which does not materially differ from trade date basis.

Property, Plant and Equipment – Property, plant and equipment are stated at cost. Depreciation and amortization is provided using the straight-line method over estimated useful lives of five to seven years for furniture, fixtures and equipment. Repair and maintenance costs are expensed as incurred and betterments are capitalized. Depreciation and amortization expense totaled $9,075 in 2005.

Advertising Costs – The Company generally expenses the costs of advertising as incurred. Total advertising expense was $6,295 for the year ended June 30, 2005.

Income Taxes – Deferred tax assets and liabilities are recognized for the estimated future consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The current and noncurrent portion of these deferred tax assets and liabilities are classified in the statement of financial condition based on the respective classification of the assets and liabilities which give rise to such deferred income taxes. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in tax expense in the period that includes the enactment date.

Note 1 - Summary of Significant Accounting Policies (Continued)

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Note 2 – Investments

Investments at June 30, 2005, consist of mutual funds at fair value of $134,689. Investment income for the year ended June 30, 2005, consists of interest and dividends totaling $3,708 and unrealized gain of $4,219.

Note 3 – Retirement Plans

Prior to January 1, 2005, the Company had a SIMPLE contributory retirement plan generally covering employees that earn over $5,000 during the year. The employer matched up to 3% of compensation and vesting of the matching contributions was immediate. The employee could also elect to contribute to the plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company's contributions to this plan totaled $12,790 in 2005. This plan was terminated on December 31, 2004.

On January 1, 2005, the Company adopted a 401(k) plan covering employees over the age of 18 years with a minimum of one year of service, as defined in the plan document. Under a safe-harbor requirement, the Company matches up to 4% of compensation and vesting of these safe-harbor matching contributions is immediate. The employee may also elect to contribute to the plan with no stated limitation other than those imposed by the Internal Revenue Code. The Company may elect to make discretionary profit sharing and additional matching contributions to the plan. Such Company discretionary contributions vest ratably over 6 years. In 2005, there were no profit sharing or additional matching contributions. The Company's safe-harbor matching contributions to the plan totaled $18,007 in 2005.

Note 4 – Related Party Transactions

The Company rents office space from an entity owned by the majority shareholder. Payments for rent and related utilities totaled $78,735 for the year ended June 30, 2005. During 2005, the Company renewed its lease agreement through January 2015. Base rents under the agreement totals $66,672 per year ($638,940 through January 2015), with annual increases based on a consumer price index.

Note 5 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2005, the Company had net capital of $163,204, which was $63,204 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.57 to 1.

Note 6 – Commitments

Under the terms of a security clearing agreement, the Company would be assessed a fee in the event the Company terminated the agreement prior to its initial term ending October 1, 2006. The early termination fee is $3,500 for each of the fifteen remaining months in the initial term, which totals $52,500 at June 30, 2005. Management has no intention of terminating the clearing agreement prior to its initial term.

The Company's common stock is subject to certain restrictions that limit the ability of shareholders to sell or transfer their stock. Generally, shareholders can only sell or transfer their shares to a Qualified Purchaser, and the Company has a first right of refusal for purchase of the shares upon the same terms offered by the Qualified Purchaser. If the shareholder's employment is terminated and the shareholder has not been able to obtain agreement for sale to a Qualified Purchaser, the shareholder must sell to the shares to the Company at a specified price based on the book value of the Company. The price of the re-purchase is reduced if the employee is unwilling to execute a covenant-not-to-compete. Similar provisions provide for Company repurchase in the event of the death, disability or retirement of a shareholder/employee.

SUPPLEMENTARY INFORMATION

Schedule 1

S. G. LONG & COMPANY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

June 30, 2005

Total stockholders' equity	$ 253,285
Deduct equity not allowable for net capital	-
Total equity qualified for net capital	253,285
Nonallowable assets:	
Petty cash	200
Nonallowable receivables	7,508
Prepaid expenses	16,224
Furniture and equipment	44,908
	68,840
Net capital before haircuts	184,445
Haircuts on securities:	
Trading and investment securities	21,241
Net Capital	$ 163,204

Computation of Basic Net Capital Requirement

Minimum net capital required: (based on aggregate indebtedness)	$ 6,215
Minimum dollar requirement	100,000
Net capital requirement	100,000
Net capital	163,204
Excess net capital (net capital less minimum dollar requirement)	$ 63,204
Excess net capital at 1,000%	$ 153,881

Computation of Aggregate Indebtedness

Total aggregate indebtedness liability per statement of financial condition	$ 93,225
Ratio of aggregate indebtedness to net capital	.57 to 1

Schedule 1
Continued

S. G. LONG & COMPANY

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
June 30, 2005

Reconciliations With Company's Computations

Stockholders' Equity

Stockholders' Equity - as Reported in FOCUS Report	$ 251,811
Adjustments	
Accrued commissions	2,751
Income tax provision	(1,277)
Stockholders' Equity - Per Audited Financial Statements	$ 253,285

Net Capital

Net Capital - as Reported in FOCUS Report	$ 161,730
Adjustments	
Accrued commissions	2,751
Income tax provision	(1,277)
Net Capital - Per Audited Financial Statements	$ 163,204

Schedule 2

S. G. LONG & COMPANY

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2005

S. G. Long & Company is exempt from Securities and Exchange Commission Rule 15c3-3 under subsection k2(ii).



ELMORE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS • BUSINESS CONSULTANTS

Board of Directors and Stockholders
S. G. Long & Company
Missoula, Montana

Independent Auditors' Report
on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of S. G. Long & Company for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3819 Stephens ◦ P.O. Box 2368 ◦ Missoula, MT 59806 - 2368 ◦ (406)721-7800 ◦ Fax (406)721-4155 ◦ 1-800-622-7351
e-mail: mail@elmore-cpa.com ◦ http://www.elmore-cpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elmore & Associates, P.C.

Certified Public Accountants
July 28, 2005